UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 220,807,634 common shares represented to be outstanding by the Issuer in the Support Agreement described in Item 4 below, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 37,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 37,000,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Includes 18,500,000 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 220,807,634 common shares represented to be outstanding by the Issuer in the Support Agreement described in Item 4 below, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of Miramar Mining Corporation, with its principal executive office located at Suite 300-899 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3S1. This Schedule 13D supercedes the Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the common shares on June 1, 2007.

Item 2.	Identity and Background

This statement is filed on behalf of Newmont Mining Corporation of Canada Limited (“Newmont Canada”), a federal corporation under the Canada Business Corporation Act, and Newmont Mining Corporation, a Delaware corporation (“Newmont,” and together with Newmont Canada, the “Reporting Persons”). Newmont owns indirectly 100% of the issued and outstanding common shares of Newmont Canada.

Newmont Canada is a precious metals company, having its principal address at:

Suite 1900, Box 2005
20 Eglinton Avenue West
Toronto, Ontario M4R 1K8
Canada

Newmont is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

1700 Lincoln Street
Denver, Colorado 80203

Set forth in Annex A and Annex B attached hereto and incorporated herein by reference are (1) the name, (2) the principal office, business or residence address, (3) the position and present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, and (4) citizenship of each executive officer and director of Newmont Canada and Newmont. The officers and directors of Acquisition Sub (defined below) are Robert J. Gallagher, Director and President; Britt D. Banks, Director and Vice President, and Blake M. Rhodes, Director and Secretary, and applicable information with respect to the individuals who are officers and directors of Acquisition Sub is also included in Annex B.

During the past five years, none of Newmont Canada, Newmont or Acquisition Sub, nor any executive officer or director of Newmont Canada, Newmont or Acquisition Sub, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Newmont may finance the acquisition of common shares under the Offer described in Item 4 below with general corporate funds, its existing revolving credit facility attached as Exhibit 7.2 hereto, or under a commitment for short-term revolving credit, or with a combination of the foregoing. With respect to the commitment for short-term revolving credit, Newmont has received a commitment letter from JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc. on behalf of its affiliated companies to provide a senior, unsecured, short-term revolving credit facility in an aggregate principal amount of U.S. $1,300,000,000 (the “Commitment Letter”), a copy of which is attached as Exhibit 7.5 hereto. The initial acquisition of 18,500,000 common shares in 2005 was financed with corporate funds.

Item 4.	Purpose of Transaction

Newmont Canada originally acquired the 18,500,000 common shares and 18,500,000 warrants in November, 2005 for investment purposes. Effective as of October 8, 2007, Newmont, Newmont Mining B.C. Limited, an indirect wholly owned subsidiary of Newmont (“Acquisition Sub”), and the Issuer have entered into a Support Agreement (the “Support Agreement”), pursuant to which, (i) Acquisition Sub has agreed, subject to certain conditions, to make an offer (the “Offer”) to acquire all of the outstanding common shares of the Issuer, plus all shares to be issued upon the exercise of stock options, for C$6.25 per share, (ii) the Issuer has agreed to support and recommend the Offer, and (iii) Newmont has agreed to guarantee the obligations of Acquisition Sub. Concurrently with the execution of the Support Agreement, each senior officer and director of the Issuer (who are listed on Annex C) has entered into an agreement (collectively, the “Lock-Up Agreements”) with Acquisition Sub pursuant to which such directors and officers have agreed to deposit their common shares in the Offer, and not to take any action that may adversely affect or reduce the likelihood of the successful completion of the transactions contemplated by the Support Agreement; provided, that nothing in the Lock-Up Agreements prevents the signatories that are directors of the Issuer from taking any action, in that capacity, that is permitted pursuant to the Support Agreement and applicable law.

The obligation of Acquisition Sub to take up and pay for common shares under the Offer will be subject to certain conditions (which are for the benefit of and may be waived by the Offeror) including there having been validly deposited under the Offer and not withdrawn at the expiration of the Offer that number of common shares that, together with common shares held by Acquisition Sub and its affiliates, constitutes at least 66 2/3% of the common shares then outstanding (calculated on a fully-diluted basis as determined in the Support Agreement). The Issuer has agreed (among other matters) not to take any action that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of all of the common shares by Acquisition Sub pursuant to the Offer, the exercise of statutory compulsory acquisition rights or through a second-stage transaction, but such covenant does not prevent the Issuer’s board of directors from withdrawing, modifying or qualifying (or proposing to withdraw, modify or qualify) its approval or recommendation of the Offer or engaging in discussions or negotiations to effect an alternative transaction in certain prescribed circumstances set forth in the Support Agreement.

The Issuer also has agreed (among other matters) to keep Acquisition Sub apprised of all material matters relating to the business, conduct or operations of its Hope Bay and Con Mine Projects, and to use reasonable best efforts to preserve intact its present business organization and its relationships with those having material business dealings with it in order that its goodwill and business shall be maintained until the earlier of the time of (i) the appointment to the board of directors of the Issuer of persons designated by Acquisition Sub within five business days of Acquisition Sub first having taken up and paid for common shares under the Offer and (ii) the termination of the Support Agreement.

Upon the occurrence of customary termination events, including if the board of directors of the Issuer withdraws, modifies, changes or qualifies its support of the Offer, the Issuer is required to make a cash termination payment to Acquisition Sub of C$41.4 million.

Descriptions of the Support Agreement and the Lock-Up Agreements are qualified in their entirety by the actual terms of the Support Agreement and the form of Lock-Up Agreement which are filed as Exhibit 7.3 and Exhibit 7.4 to this Schedule and are incorporated herein by reference. The signatories of the Lock-Up Agreements and the number of shares and options they hold are listed in Annex C, and the information in Annex C is incorporated by reference herein.

Upon the consummation of the Offer, Newmont intends to alter the composition of the board of directors of the Issuer, although Newmont has not yet determined its intention as to the number, term or identity of those directors.

Newmont has not evaluated what changes it might effect to the capitalization or dividend policy of the Issuer, or whether additional changes might be made to the business or corporate structure of the Issuer. If the Offer is consummated, Newmont intends to replace the Issuer’s charter and bylaws to reflect the Issuer as a wholly owned subsidiary of Newmont, following the exercise of statutory compulsory acquisition rights or through a second-stage transaction. If the Offer is consummated, Newmont intends that the common shares of the Issuer will be de-listed from the Toronto Stock Exchange and the American Stock Exchange, following the exercise of statutory compulsory acquisition rights or through a second-stage transaction, and that such common shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, and application would be made for the Issuer to cease to be a reporting issuer under Canadian securities laws.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Newmont Canada beneficially owns 37,000,000 common shares of the Issuer, including 18,500,000 common shares that it currently owns and 18,500,000 common shares that are issuable upon the exercise of warrants that it is deemed to beneficially own. Those 37,000,000 common shares represent approximately 15.5% of the 220,807,634 common shares represented to be outstanding by the Issuer in the Support Agreement described in Item 4 above, adjusted to account for the 18,500,000 common shares that are issuable under the warrants held by Newmont Canada. Newmont directly owns no common shares of the Issuer. Because of its indirect ownership of 100% of the outstanding common shares of Newmont Canada, Newmont is deemed for certain purposes to beneficially own all common shares of the Issuer owned by Newmont Canada. Guy Lansdown, a Senior Vice President of Newmont Mining Corporation, beneficially owns 900 common shares of the Issuer, which were acquired in 1997 in open market purchases.

(b) Newmont Canada holds the sole power to vote and dispose of the 37,000,000 common shares owned by Newmont Canada. Newmont is deemed for certain purposes to hold the sole power to vote and dispose of the 37,000,000 common shares beneficially owned by Newmont as a result of its ownership of Newmont Canada. Mr. Lansdown holds the sole power to vote and dispose of the 900 common shares that he beneficially owns.

(c) Other than the transactions described in Items 3 and 4 above, neither Newmont Canada nor Newmont, nor any director or executive officer of Newmont Canada or Newmont, has effected any transaction in the common shares of the Issuer during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares of the Issuer that are beneficially owned by Newmont Canada, Newmont and Mr. Lansdown.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Commitment Letter described in Item 4 above, and the Support Agreement and the Lock-Up Agreements described in Item 4 above and incorporated by reference into this Item 6.

The 18,500,000 common shares and 18,500,000 warrants that are held by Newmont Canada were acquired by Newmont Canada pursuant to a Subscription Agreement, dated as of November 17, 2005 (the “Subscription Agreement”), between the Issuer and Newmont Canada. The Subscription Agreement provides for the right of Newmont Canada to participate in any further financings of the Issuer, including equity, convertible debt, non-convertible debt or project financing, up to 19.99%, so long as Newmont Canada holds at least 10% of the issued and outstanding common shares of the Issuer (calculated after giving effect to the warrants). The Subscription Agreement further provides that the Issuer will cooperate with Newmont Canada on certain technical, financial and permitting issues with respect to the Issuer’s Hope Bay project. The Subscription Agreement restricts Newmont Canada from increasing its

6

ownership of common shares of the Issuer above 19.99% of its aggregate common shares (calculated after giving effect to the warrants) for four years from the date of the Subscription Agreement without the consent of the Issuer, subject to certain exceptions. Pursuant to the Support Agreement, the Issuer has consented to the making of the Offer and the consummation of the other transactions contemplated by the Support Agreement. The Subscription Agreement also provides for certain restrictions on the ability of Newmont Canada to sell its shares or warrants, which restrictions have been waived in the Support Agreement in connection with the Offer. The description of the Subscription Agreement is qualified in its entirety by the actual terms of the Subscription Agreement which is filed as Exhibit 7.1 to this Schedule and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1 Subscription Agreement, dated as of November 17, 2005, between the Issuer and Newmont Canada.

Exhibit 7.2 Credit Agreement dated as of July 30, 2004, as amended and restated as of July 28, 2005, among Newmont, Newmont USA Limited, JP Morgan Chase Bank, N.A., Australia and New Zealand Banking Group Limited, Banco Bilbao Vizcaya SA, Bank of Montreal Chicago Branch, The Bank of New York, The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi, Ltd., BNP Paribas, Calyon New York Branch, CIBC Inc., Citicorp USA Inc., Commonwealth Bank of Australia New York Branch, Deutsche Bank AG New York Branch, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Royal Bank of Canada, The Royal Bank of Scotland, plc, Societe Generale, Sumitomo Mitsui Banking Corporation, UBS Loan Finance LLC, US Bank N.A., Wells Fargo Bank, N.A. and Westbag New York Branch. Incorporated by reference as Exhibit 10.11 to Newmont’s Quarterly Report on Form 10-Q for the period June 30, 2005, filed with the Securities and Exchange Commission on August 1, 2005.

Exhibit 7.3 Support Agreement, dated as of October 8, 2007, among Newmont, Acquisition Sub and the Issuer.

Exhibit 7.4. Form of Lock-Up Agreement, dated as of October 8, 2007, among Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, as to the number of common shares and options to acquire common shares corresponding to each such person’s name on such Annex C.

Exhibit 7.5 Commitment Letter, dated as of October 8, 2007, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citigroup Global Markets, Inc., Newmont Mining Corporation and Newmont USA Limited, together with the Term Sheet attached thereto.

Exhibit 7.6 Joint Press Release issued by Newmont and the Issuer on October 9, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: October 9, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: October 9, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

Annex A

The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation of Canada Limited, 20 Eglinton Avenue West, Suite 1900, Box 2005, Toronto, Ontario, Canada.

Name	Title	Present Principal Occupation	Principal Office	Citizenship
Richard T. O’Brien	Director; Chairman and President	Director, President and CEO of Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

Glen A. Barton	Director	Director of Newmont Mining Corporation; Director of Valmont Industries, Inc.	1700 Lincoln Street, Denver, CO 80203	United States

H. Geoffrey Waterman	Director; Vice President	Vice President, Newmont Mining Corporation of Canada Limited	See above.	Canada

Britt D. Banks	Vice President	Executive Vice President, Legal and External Affairs, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

David Gutierrez	Vice President	Vice President, Tax and Accounting, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

David Harquail	Vice President	Executive Vice President, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	Canada

Russell D. Ball	Vice President and Controller	Senior Vice President and Chief Financial Officer, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

Thomas P. Mahoney	Vice President and Treasurer	Vice President and Treasurer, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

Sharon E. Thomas	Vice President and Secretary	Vice President and Secretary, Newmont Mining Corporation	1700 Lincoln Street, Denver, CO 80203	United States

Annex B

The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.

Name	Title	Present Principal Occupation	Principal Office	Citizenship
Wayne W. Murdy	Director; Chairman	Chairman of Newmont Mining Corporation	See above.	United States

Pierre Lassonde	Director; Vice Chairman	Vice Chairman of Newmont Mining Corporation	See above.	Canada

Richard T. O’Brien	Director; President and Chief Executive Officer	President and Chief Executive Officer of Newmont Mining Corporation	See above.	United States

Glen A. Barton	Director	Director of Newmont Mining Corporation and Valmont Industries, Inc.	See above.	United States

Vincent A. Calarco	Director	Director of Newmont Mining Corporation, Consolidated Edison, Inc and CPG International Inc.	See above.	United States

Joseph A. Carrabba	Director	Director, President and CEO of Cleveland Cliffs, Inc.	See above.	United States

Noreen Doyle	Director	Director of Newmont Mining Corporation, Credit Suisse, QinetiQ and Rexam PLC	See above.	United States

Veronica M. Hagen	Director	Chief Executive Officer and Director of Polymer Group, Inc.	See above.	United States

Michael S. Hamson	Director	Chairman, Hamson Consultants Pty Ltd	See above.	Australia

Robert J. Miller	Director	Principal of Dutko Worldwide	See above.	United States

Robin A. Plumbridge	Director	Director of Newmont Mining Corporation	See above.	South Africa

John B. Prescott	Director	Chairman of ASC Pty Ltd	See above.	Australia

Donald C. Roth	Director	Managing Partner of EMP Global LLC	See above.	United States

James V. Taranik	Director	Director of the Mackay School of Earth Sciences and Engineering, University of Nevada, Reno	See above.	United States

Name	Title	Present Principal Occupation	Principal Office	Citizenship
Britt D. Banks	Executive Vice President, Legal and External Affairs	Executive Vice President, Legal and External Affairs, Newmont Mining Corporation	See above.	United States

David Harquail	Executive Vice President	Executive Vice President, Newmont Mining Corporation	See above.	Canada

Russell D. Ball	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, Newmont Mining Corporation	See above.	United States

Darla Caudle	Senior Vice President, Human Resources	Senior Vice President, Human Resources, Newmont Mining Corporation	See above.	United States

M. Stephen Enders	Senior Vice President, Worldwide Exploration	Senior Vice President, Worldwide Exploration, Newmont Mining Corporation	See above.	United States

Randy Engel	Senior Vice President, Strategy and Corporate Development	Senior Vice President, Strategy and Corporate Development, Newmont Mining Corporation	See above.	United States

Guy Lansdown	Senior Vice President, Project Development and Technical Services	Senior Vice President, Project Development and Technical Services, Newmont Mining Corporation	See above.	United States United Kingdom

David A. Baker	Vice President, Environmental Affairs and Sustainable Development	Vice President, Environmental Affairs and Sustainable Development, Newmont Mining Corporation	See above.	United States

D. Scott Barr	Vice President, Technical Strategy and Development	Vice President, Technical Strategy and Development, Newmont Mining Corporation	See above.	United States

David R. Faley	Vice President, Corporate Development	Vice President, Corporate Development, Newmont Mining Corporation	See above.	United States

Robert J. Gallagher	Vice President, Asia Pacific Operations	Vice President, Asia Pacific Operations, Newmont Mining Corporation	See above.	Canada

Stephen P. Gottesfeld	Vice President, Communications and Public Affairs	Vice President, Communications and Public Affairs, Newmont Mining Corporation	See above.	United States

David V. Gutierrez	Vice President, Tax and Accounting	Vice President, Tax and Accounting, Newmont Mining Corporation	See above.	United States

Name	Title	Present Principal Occupation	Principal Office	Citizenship
Brant Hinze	Vice President, North America Operations	Vice President, North America Operations, Newmont Mining Corporation	See above.	United States

Jeffrey R. Huspeni	Vice President, Exploration Business Development	Vice President, Exploration Business Development, Newmont Mining Corporation	See above.	United States

Thomas P. Mahoney	Vice President and Treasurer	Vice President and Treasurer, Newmont Mining Corporation	See above.	United States

Alex G. Morrison	Vice President, Information Technology	Vice President, Information Technology, Newmont Mining Corporation	See above.	Canada

Gordon R. Nixon	Vice President, Africa Operations	Vice President, Africa Operations, Newmont Mining Corporation	See above.	United States

Blake M. Rhodes	Vice President and Chief Counsel	Vice President and Chief Counsel, Newmont Mining Corporation	See above.	United States

Carlos Santa Cruz	Vice President, South America Operations	Vice President, South America Operations, Newmont Mining Corporation	See above.	Peru

Sharon E. Thomas	Vice President and Secretary	Vice President and Secretary, Newmont Mining Corporation	See above.	United States

William M. Zisch	Vice President, Planning	Vice President, Planning, Newmont Mining Corporation	See above.	United States

Roger Johnson	Controller and Chief Accounting Officer	Controller and Chief Accounting Officer, Newmont Mining Corporation	See above.	United States

Annex C

Officer/Director	Type of Security Common Shares/Options	Number of Common Shares
Lawrence Bell	Common Shares Options	18,000 338,539
David Fennell	Common Shares	1,780,000 (approximate based on currently available information	)
	Options	610,000
Catherine McLeod-Seltzer	CommonShares Options	10,000 180,000
Peter Nixon - RSP Peter Nixon	CommonShares Options	13,150 180,000
Anthony J. Petrina	CommonShares Options	45,000 45,000
Christopher J. Pollard	CommonShares Options	Nil 150,000
William E. Stanley	CommonShares Options	19,000 240,000
Anthony P. Walsh	CommonShares Options	50,000 661,000
Bill Myckatyn	Options	60,000
Elaine Bennett	Options	545,000
John Wakeford	CommonShares Options	100 450,000
Heather Duggan	CommonShares Options	7,500 340,000
James Currie	Options	290,000